CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 033-46097 on Form S-8 of Cummins Inc. of our report dated June 22, 2006, with respect to the statements of net assets available for benefits of Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the year ended December 31, 2005, and the related supplemental schedule of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 on Form 11-K of Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees.

/s/ BLUE & CO., LLC

BLUE & CO., LLC
 Seymour, Indiana
 June 29, 2006